UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2024
Commission File Number: 001-40394

Similarweb Ltd.
(Translation of registrant’s name into English)

33 Yitzhak Rabin St.,
Givatayim, 5348303, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒                 Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Completion of Acquistion of Admetricks SpA.

On March 4, 2024, Similarweb Ltd. (“Similarweb” or the “Company”) announced the completion of its acquisition of Admetricks SpA. (“Admetricks”). Admetricks, which is a provider of software services that provide estimates of competitor ad spending and results along with planning and budgeting for media campaigns, will further Similarweb’s mission to provide comprehensive data, analytics, and optimization tools for digital marketing and advertising. Admetricks improves the Company’s tools for display advertising, including analysis of online display advertising, which the Company seeks to offer as a more inclusive solution to its customers. The financial terms of the acquisition were not disclosed.

The press release announcing the acquisition is appended as Exhibit 99.1 to this Form 6-K.

Departure of Director

Gili Iohan resigned from the Board of Directors (“Board”) of the Company and from all committees thereof, effective as of March 1, 2024.

Ms. Iohan’s decision to depart from the Board was for personal reasons and not the result of any dispute or disagreement with the Company or its Board.

The information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit Number	Description

99.1	Similarweb Acquires Admetricks to Expand Ad Intelligence Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Similarweb Ltd.

Date: March 4, 2024	By:	/s/ Jason Schwartz
	Name:	Jason Schwartz
	Title:	Chief Financial Officer